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                                               Filed by Women.com Networks, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

      Subject Company: Women.com Networks, Inc. -- Commission File No: 000-26055



[IVILLAGE.COM LOGO]                      Filed by iVillage Inc.

                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed to
                                         be filed pursuant to Rule 14a-12 of the
                                         Securities Exchange Act of 1934.

                                         Subject: Women.com Networks, Inc.

                                         Commission File No.: 333-56150

FOR IMMEDIATE RELEASE

               IVILLAGE SCHEDULES SPECIAL MEETING OF STOCKHOLDERS
                REGARDING ACQUISITION OF WOMEN.COM NETWORKS, INC.

NEW YORK - MAY 21, 2001 - Doug McCormick, Chairman and Chief Executive Officer of iVillage Inc. (Nasdaq: IVIL), operator of the iVillage Network, which includes Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com, today announced a special meeting for iVillage Inc. stockholders to vote on iVillage's merger agreement with Women.com Networks, Inc. and related matters, as reflected in the May 21, 2001 joint proxy statement/prospectus filed with the Securities and Exchange Commission. The special meeting will be held on Friday, June 15, 2001 at 10:00 a.m. EDT at The Hilton Times Square, Empire Room, 234 West 42nd Street, New York, New York; closing of the merger is expected on June 18, 2001. Holders of record of shares of iVillage common stock at the close of business on April 16, 2001 will be entitled to vote at the special meeting.

Separately, Women.com will hold a special meeting for its stockholders to vote on its merger agreement with iVillage Inc. as reflected in the May 21, 2001 joint proxy statement/prospectus filed with the Securities and Exchange Commission. This meeting will be held on Friday, June 15, 2001 at 10 a.m. PDT, at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California. Holders of record of shares of Women.com common stock at the close of business on April 16, 2001 will be entitled to vote at the special meeting.

The joint proxy statement/prospectus and additional voting materials will be mailed to iVillage and Women.com stockholders on or about May 22, 2001.

ABOUT IVILLAGE INC.

iVillage is a media company, which includes iVillage.com, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading women's online destination providing practical solutions


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and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,000 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Books, Diet & Fitness, Entertainment, Food, Games, Health, Home & Garden, Lamaze, Money, News & Issues, Parenting, Pets, Pregnancy, Relationships, Relaxation, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services. Membership to iVillage.com is free and offers features such as e-mail, personal homepages, instant messaging and other community tools.

ABOUT WOMEN.COM

Among the top 50 most visited Internet properties, Women.com (Nasdaq:WOMN), is a leading women's Internet network offering programming, community, shopping and personalized services that are relevant, interesting and immediate to women online. Uniting some of the most highly read magazine titles in the world, such as Cosmopolitan, Good Housekeeping, Redbook and Prevention, Women.com incorporates its assets into a network that is 150,000 pages deep and 17 topical channels wide. Women.com offers expert advice, in-depth information and unique services and tools to assist visitors in every area of their lives, from health to home, parenting to career. Founded in 1992, Women.com is headquartered in San Mateo, California, with major operations in New York City and offices in other U.S. locations. The Hearst Corporation currently holds an approximate 46 percent equity position in Women.com. Other major shareholders include The Walt Disney Company, Rodale and Torstar Corporation.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995:

iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage Inc. and Women.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage will be mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.

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CONTACTS:

Carl Fischer
Vice President, Corporate Communications
iVillage Inc.
212.600.6502
cfischer@mail.ivillage.com

Becca Perata                                        Toni Trigiani
Vice President, Corporate Communications            Director, Investor Relations
Women.com Networks, Inc.                            Women.com Networks, Inc.
650.378.4952                                        917.628.2182
bperata@women.com                                   atrigiani@women.com


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